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                          January 23, 2024

       Eelco Van Der Leij
       Executive Director
       Next.e.GO N.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed January 17,
2024
                                                            File No. 333-276544

       Dear Eelco Van Der Leij:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Clemens Rechberger